UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 9 February, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 9 February 2024: Trading statement for the six months ended 31 December 2023

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2023

Sasol's financial results for the six months ended 31 December 2023 were negatively impacted by the continued volatile macro-economic environment, with weaker oil and petrochemical prices, unstable product demand and ongoing inflationary cost pressure. Despite some operational improvements in South Africa, persistent underperformance of the state-owned enterprises involved in Sasol's value chain and the weaker global growth outlook continue to impact Sasol's business performance.

Sasol's adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA*) for the six months ended 31 December 2023 are expected to be between R26,2 billion and R29,4 billion compared to the prior half year adjusted EBITDA of R32,0 billion (representing a decrease of between 8% and 18%).

Shareholders are advised that, for the 2024 financial half year:

- Earnings per share (EPS) are expected to be between R13,33 and R16,58 compared to the prior half year EPS of R23,23 (representing a decrease of between 29% and 43%);
- Headline earnings per share (HEPS) are expected to be between R17,90 and R22,22 compared to the prior half year HEPS of R30,90 (representing a decrease of between 28% and 42%); and
- Core HEPS (CHEPS**) are expected to be between R16,43 and R19,86 compared to the prior half year CHEPS of R24,55 (representing a decrease of between 19% and 33%).

Notable non-cash adjustments (before taxation) for the six months ended 31 December 2023 include:

- Unrealised gains of R2,7 billion on the translation of monetary assets and liabilities, and valuation of financial instruments and derivative contracts; and
- Remeasurement items net loss of R5,8 billion, mainly due to
  - R3,9 billion relating to the Secunda liquid fuels refinery cash generating unit (CGU). The liquid fuels component of the Secunda refinery was fully impaired at 30 June 2023. The value-in-use was further negatively impacted by an increase in forecast Eskom electricity tariffs and lower short-term Brent crude oil prices, resulting in the full amount of costs capitalised during the period being impaired.
  - R0,6 billion relating to the full impairment of Chemicals Africa's Chlor Alkali and Polyvinyl Chloride (PVC) CGU, and R0,5 billion partial impairment of the Polyethylene CGU mainly as a result of lower selling prices associated with reduced market demand.

The financial information underpinning this trading statement has not been reviewed and reported on by the Company's external auditors.

Sasol will release its 2024 interim financial results on Monday, 26 February 2024. Sasol's President and Chief Executive Officer, Fleetwood Grobler, and Chief Financial Officer, Hanré Rossouw, will present the results at 09h00 (SA time) on 26 February 2024, followed by a market call to address questions.

Please connect to the call via the webcast link: https://www.corpcam.com/Sasol26022024 or via teleconference call link: https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=9724124&linkSecurityString=1c4fef5a7c

* Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.

** Core HEPS is calculated by adjusting headline earnings with non-recurring items, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of Broad-Based Black Economic Empowerment (BBBEE) transactions. Adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group´s sustainable operating performance.

Adjusted EBITDA and Core HEPS are not defined terms under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.

9 February 2024
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations

in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 1 September 2023 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 February 2024

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary